As filed with the Securities and Exchange Commission on June 14, 2000
                                                      Registration No. 333-30130


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         ---------------------------
                               Amendment No. 3 to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933
                         ---------------------------

                         ACCENT COLOR SCIENCES, INC.
            (Exact Name of Registrant as Specified in its Charter)
                         ---------------------------
    (State or other       (Address, including Zip Code,       (I.R.S. Employer
    Jurisdiction of      and Telephone Number, including      Identification
    Incorporation or        Area Code, of Registrant's            Number)
     Organization)         Principal Executive Offices)

                            800 Connecticut Boulevard
      CONNECTICUT        East Hartford, Connecticut, 06108      06-1380314
                                 (860) 610-4000
                         ---------------------------
   (Name, Address, including Zip Code, and Telephone Number, including Area
                         Code, of Agent for Service)

                                                     Copy To:
        Charles E. Buchheit                          --------
President and Chief Executive Officer           Willard F. Pinney, Jr.
     Accent Color Sciences, Inc.        Murtha, Cullina, Richter and Pinney, LLP
      800 Connecticut Boulevard        CityPlace I 185 Asylum Street, 29th Floor
  East Hartford, Connecticut 06108         Hartford, Connecticut 06103-3469
           (860) 610-4000                          (860) 240-6000
                         ---------------------------
      Approximate date of the start of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.[X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   PROSPECTUS

                        12,718,750 SHARES OF COMMON STOCK

                           ACCENT COLOR SCIENCES, INC.

                           ---------------------------


      This prospectus relates to the registration for resale of up to 12,718,750 shares of common stock of Accent Color Sciences, Inc. that are offered by the stockholders named in this prospectus. We will not receive any of the proceeds from sales of the shares of common stock by the selling stockholders, all of which will go to the selling stockholders. Please see "Selling Stockholders" at page 19.

      Our common stock is traded on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "ACLR". On June 13, 2000, the last reported sale price of our common stock as reported on the OTC Bulletin Board was $.__ per share.


                         ---------------------------

      THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF THE FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS JUNE __, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE


About Accent Color Sciences, Inc.............................................. 3
Risk Factors.................................................................. 4
Forward Looking Statements....................................................16
Recent Developments...........................................................16
Where You Can Find More Information...........................................17
Documents We Incorporate By Reference.........................................17
Selling Stockholders..........................................................18
Use of Proceeds...............................................................27
Plan of Distribution..........................................................27
Description of Our Securities.................................................29
Legal Matters ................................................................32
Experts ......................................................................32
Index to Exhibits ............................................................41

                        ABOUT ACCENT COLOR SCIENCES, INC.

      We design, manufacture and sell innovative, high-speed, highlight color printing systems ("Truecolor Systems") for integration with digital, high-speed, monochrome printers and also sell related consumables. Highlight color printing involves the use of color to enhance traditional monochrome documents by accenting critical information, such as a balance due on a billing statement, or by printing graphics, like a company logo. Truecolor Systems are designed to print highlight color in high-speed, high-volume applications at a low incremental cost per page without diminishing the speed or performance of the high-speed, monochrome host printer or affecting the end user's existing operational methods. They are capable of printing up to 501 pages per minute, simultaneously utilizing up to eight different colors, including custom colors, to print or highlight fixed or variable data.

      We currently sell Truecolor Systems under agreements with two original equipment manufacturers, International Business Machines Corporation and Xerox Corporation, for resale by them as IBM or Xerox products. We also sell consumables including standard and custom color wax-based inks, as well as spare parts used with Truecolor Systems. We expect that consumables will generate recurring revenue that we believe will increase as the installed base and usage of Truecolor Systems increase.

      We have incurred losses in each year since our founding and incurred a net loss of $9,769,853 (before imputed dividend on preferred stock) for the year ended December 31, 1998 and a net loss of $5,683,479 (before imputed dividend on preferred stock) for the year ended December 31, 1999. As a result of these losses, as of December 31, 1999 we had an accumulated deficit of $53,298,443. We incurred a net loss of $1,596,313 (on an unaudited basis) for the quarter ended March 31, 2000. Before any imputed dividends or charges related to potentially beneficial conversion features associated with our Series C Convertible Preferred Stock, we expect to incur quarterly net losses through the end of the year 2000.

      Accent Color was incorporated under the laws of Connecticut in May 1993. Our principal executive offices are located at 800 Connecticut Boulevard, East Hartford, Connecticut, 06108. Our telephone number at that address is (860) 610-4000.

                                  RISK FACTORS

      AN INVESTMENT IN ACCENT COLOR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS AND THE DOCUMENTS WE INCORPORATE BY REFERENCE IN EVALUATING OUR COMPANY BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THIS CASE, THE TRADING PRICE OF THE COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

      WE HAVE AN ACCUMULATED DEFICIT AND ANTICIPATE FURTHER LOSSES, WHICH COULD JEOPARDIZE OUR BUSINESS.

      We have incurred significant losses since we began doing business and had an accumulated deficit of $53,298,443, as of December 31, 1999. We expect to incur quarterly net losses through the end of the year 2000. We cannot assure you that thereafter we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained. If we are unable to achieve or sustain profitability, we may not be financially viable in the future and may have to curtail, suspend or cease operations.

      IF INCREASES IN OUR OPERATING EXPENSES OUTPACE GROWTH IN OUR REVENUES, WE MAY SUFFER ADDITIONAL LOSSES.

      Our manufacturing, marketing and research and development expenses are based largely on our expectations regarding future revenue and are fixed to a large extent in the short term. Our planned expenditures are based on sales forecasts by our customers which are generally not binding. If our revenue levels fall below expectations we could suffer a disproportionately adverse effect on our operating results since only a small portion of our expenses vary with revenue in the short term. In addition, if we are unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls, we may suffer additional losses that cause our business to suffer and our stock price to decline.

      If we determine to expand our manufacturing and marketing operations, we anticipate that our operating expenses will increase. The increase in operating expenses caused by any expansion of our manufacturing and marketing operations could harm our operating results if our revenue does not increase at an equal or greater rate.

      IF WE SEEK TO RAISE ADDITIONAL CAPITAL IN THE FUTURE BUT ARE UNABLE TO DO SO, WE MAY BE UNABLE TO CONTINUE OUR BUSINESS.

      Depending upon our anticipated levels of revenue, costs of production and cash flow, we may need to raise additional capital in the future to fund our operations. If we are unable to obtain needed additional financing or generate sufficient cash from our operations, we may have to reduce or eliminate expenditures for research and development, production or marketing, or otherwise curtail or discontinue our operations.

      Since our inception, we have financed our operations through customer payments, borrowings and the sale of debt and equity securities. From time to time, we have raised additional funding as we have increased our marketing, research and development and production activities related to our Truecolor Systems. Although we experienced a slowdown in shipments of our products during the latter half of 1999, which we believe to be due to year 2000 concerns, we have received contractual orders and commitments for Truecolor Systems from our OEM customers of approximately $10 million which are deliverable in the year 2000.

      These currently anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured. Further, we may change our business plans, or unforeseen events may occur which might require us to raise additional funds. The need for, and the amount of, additional funds we may require will depend on many factors, including

      o     the extent and timing of sales of our Truecolor Systems,

      o the cost associated with sales, marketing and customer technical support efforts, and

      o     our operating results.

      We cannot assure you that, if needed, additional financing will be available, or available on acceptable terms.

      OUR DEPENDENCE ON A SINGLE PRODUCT LINE MAKES US PARTICULARLY VULNERABLE TO THE POTENTIAL FAILURE TO GAIN MARKET ACCEPTANCE AND THE INTRODUCTION OF COMPETING PRODUCTS.

      Because we do not have a variety of product lines, we anticipate that we will derive substantially all of our revenue in the foreseeable future from sales of Truecolor Systems, related consumables and spare parts to our principal OEM customers. If we are unable to generate enough sales of Truecolor Systems, wax-based ink and/or spare parts due to market conditions, manufacturing difficulties or other reasons, we may be unable to continue our business. Since we only have a single product line, we are particularly vulnerable to the successful introduction of products made by existing or potential competitors, including our OEM customers which compete with our Truecolor Systems product line.

      WE HAVE A LIMITED HISTORY OF PRODUCT MANUFACTURING AND MAY NOT BE ABLE TO SUCCESSFULLY TRANSITION TO HIGH-VOLUME PRODUCTION.

      So far, we have manufactured only limited quantities of Truecolor Systems and manufacturing costs have approximated the average selling price of a unit. To make a profit we must manufacture our products in enough quantities and at acceptable costs;

however, future production in enough quantities may pose technical and financial challenges for us. If we fail to successfully transition to high-volume production and manufacture our products at a cost adequately below their selling price, our operating results and business could suffer. As a result, we cannot assure that we can make a successful transition to high-volume production of our Truecolor Systems.

      BECAUSE OUR PRODUCTS ARE NOT YET WIDELY ACCEPTED IN THE MARKETPLACE, WE MAY BE UNABLE TO ESTABLISH MARKET SHARE AND MAY SUFFER LOSSES.

      Our products are designed for the digital, high-speed production printing and production publishing market segments that have traditionally relied on monochrome print. Because our products offer the application of a new technology to the end users in this market segment, we cannot assure that we will successfully develop or market our existing or future products or, if any of these products achieve market acceptance, that we can grow or even sustain market acceptance. A failure of our products to achieve market acceptance could increase our losses and harm our business.

      Our existing and potential customers may conclude that our products suffer from real or perceived problems. Any actual or perceived problems with our products, whether or not they are significant, could have a material adverse effect on market acceptance of these products. Even in the absence of any real or perceived problems, our products may fail to achieve market acceptance because potential customers may continue to rely on existing printing and publishing techniques for their businesses.

      THE INTRODUCTION OF COMPETING PRODUCTS COULD SUPPRESS DEMAND FOR OUR TRUECOLOR SYSTEMS.

      Because our Truecolor Systems have yet to gain widespread market acceptance, the possible introduction of competing products poses a significant threat to our success. The announcement by us or our OEM customers or other competitors of new products and technologies designed for the digital, high-speed production printing and production publishing market could cause customers to defer or cancel purchases of our existing products. Such deferrals or cancellations could increase our losses and force us to suspend or discontinue our operations. We cannot assure you that our OEM customers, including IBM and Xerox, or other companies will not compete with us in the future.

      WE HAVE A CONCENTRATED CUSTOMER BASE, THEREFORE THE LOSS OF A SINGLE CUSTOMER COULD NEGATIVELY AFFECT OUR REVENUES AND OPERATING RESULTS.

      We anticipate that sales of our Truecolor Systems and consumables to a limited number of customers will account for substantially all of our revenue for the foreseeable future. Generally, our customers (IBM and Xerox) provide estimates, but not guarantees, of their future orders. A substantial difference between estimated orders and actual orders by any one of our customers, or the failure of our customers to purchase a significant number of our products, could significantly decrease our revenues and harm our business.

      OUR BUSINESS COULD SUFFER IF THIRD PARTY MARKETING, DISTRIBUTION AND SUPPORT EFFORTS FOR OUR PRODUCTS ARE UNSUCCESSFUL.

      A significant element of our marketing strategy is to form alliances with third parties for the marketing and distribution of our products. Any disruption in our existing relationships with IBM or Xerox, or any future customer that markets or distributes our products, may damage our ability to successfully market our Truecolor Systems to end users and increase our losses. We cannot assure you that

      o we can maintain our existing alliances or form and maintain alliances with other parties;

      o     we can satisfy our contractual obligations with our OEM customers;
            or

      o our OEM customers will devote adequate resources to market and distribute our products successfully.

      Since our products are marketed and distributed via third parties, other factors may have a material adverse effect on the successful marketing and distribution of our products, including:

      o our limited ability to interact with the end users of our products and to observe their experience with our products;

      o our lack of control of the marketing, distribution and support efforts of our OEM customers that may make us less responsive in recognizing and correcting any problems experienced by the OEM customers or the end users;

      o our lack of control as to the timing of the introduction of our products; and

      o a lack of information regarding the amount of inventory currently available which may reduce our ability to predict fluctuations in revenue due to a surplus or a shortage of inventory.

      IF SPECTRA TERMINATES OUR EXCLUSIVE RIGHTS TO INCLUDE ITS PRODUCTS IN OUR TRUECOLOR SYSTEMS, IT COULD MARKET ITS COMPONENTS TO OUR POTENTIAL COMPETITORS WHICH COULD DEPRESS DEMAND FOR OUR PRODUCTS.

      Truecolor Systems combine our proprietary paper handling technology with patented ink jet technology from Spectra. We have an exclusive right, under a supply agreement with Spectra, to supply products including Spectra's ink jet printheads in the worldwide market for printing color on the output from specified high-speed, monochrome printers marketed by Xerox, IBM and three other manufacturers through December 31, 2002, however, we are currently not in compliance with the volume purchase requirements necessary to maintain such exclusivity. If Spectra chooses to terminate our right of exclusivity under the supply contract (but not our right to purchase products from Spectra), it could market its products to our potential customers which could depress demand for our products. If this were to occur, our revenues could be adversely impacted and our business could suffer harm.

      WE RELY ON A SOLE SOURCE SUPPLIER FOR A KEY COMPONENT OF OUR PRODUCTS. OUR BUSINESS WOULD BE HARMED IF WE WERE UNABLE TO OBTAIN SUFFICIENT SATISFACTORY COMPONENTS.

      We rely upon Spectra to act as our sole source supplier of ink jet printheads and the hot melt, wax-based inks used by Truecolor Systems. As we increase the production of Truecolor Systems, we will become more reliant upon Spectra's ability to manufacture and deliver ink jet printheads to us. Any interruption in our ability to obtain Spectra printheads of an acceptable quality within the time frame required by us at an affordable cost could result in production delays and increased costs which would increase our losses and harm our business. Our reliance on Spectra also involves the risks that we may

      o be unable to obtain an adequate supply of required printheads or inks from another supplier in the event that Spectra is unable or unwilling to do so; and

      o have a reduced level of control over the quality, pricing and timing of delivery of these items.

      WE DEPEND ON MAJOR SUBCONTRACTORS AND SUPPLIERS FOR OTHER MODULES OR PARTS OF OUR TRUECOLOR SYSTEMS.

      We rely on subcontractors and other suppliers to manufacture, subassemble and perform testing of some modules and parts of Truecolor Systems. Although we currently perform the final assembly and testing of various Truecolor System components and of each complete Truecolor System, we plan to hire other parties to manufacture major components and complete final assembly and testing of Truecolor Systems in-house. If we do not develop relationships with, or lose, these subcontractors or suppliers, or if the subcontractors or suppliers fail to meet our price, quality, quantity and delivery requirements, then we may suffer losses and fail to achieve our business objectives.

      IF WE FACE EXCESSIVE PRODUCT WARRANTY CLAIMS OR FAILURE RATES, WE COULD SUFFER INCREASED LOSSES.

      We warrant that our Truecolor Systems are free of defects in workmanship and materials. We have also agreed to repair or replace defective products without charge when defect rates are excessive. If we experience more warranty claims or product failure rates than we expected when we originally priced our products and spare parts, we could suffer increased losses which may force us to curtail or suspend our business operations.

      THE LOSS OF OUR SENIOR MANAGEMENT COULD NEGATIVELY AFFECT OUR BUSINESS.

      We are substantially dependent on the capabilities and services of our key technical and management personnel, some of whom have been instrumental in developing our products and establishing and maintaining strategic relationships with our key suppliers and major OEM customers. The loss or interruption of the continued service of, and the failure to promptly replace, these key personnel could significantly delay and may prevent the achievement of our business objectives. These key personnel include Richard J. Coburn, our co-founder and chairman of the board of directors, and Charles E. Buchheit, our president and chief executive officer. Mr. Buchheit has an employment agreement with us that expires on April 14, 2001. Mr. Buchheit may terminate his employment relationships with us at any time with no penalty other than the loss of future compensation.

      In addition, our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so could negatively affect our business.

RISKS RELATED TO OUR INDUSTRY

      IF WE FAIL TO KEEP PACE WITH RAPID TECHNOLOGICAL ADVANCES IN THE HIGH-SPEED PRINTER INDUSTRY, WE MAY SUFFER ADDITIONAL LOSSES BECAUSE OF DECLINING PRICES AND INVENTORY OBSOLESCENCE.

      The high-speed printer industry is characterized by evolving technology and changing market requirements. Our future success depends on our ability to continue to develop and manufacture new products and to enhance existing products. If we fail to achieve these objectives, we may suffer additional losses on account of declining prices and inventory obsolescence. These losses may force us to suspend or discontinue our business operations.

      As a result of these competitive pressures, the enhancement of our products is a development priority. However, in a new and evolving market, customer preferences can change rapidly and new technology could render existing technology and product inventory obsolete. Our failure in responding adequately to changes in our target market, in developing or acquiring new technology or successfully conforming to market preferences could depress sales of our existing products and technologies.

      WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. IF WE FAIL TO DO SO, OUR BUSINESS COULD SUFFER.

      Because our business depends on technology, we believe the maintenance of our patents, trademarks, service marks and other proprietary rights in our unpatented know-how and common law trademarks and service marks is critical to our success and competitive position. If we are unsuccessful in maintaining and protecting these proprietary rights, third parties could copy and market products which infringe on our proprietary rights, depressing sales of our products and harming our business.

      As of March 3, 2000, we have secured three patents from the U.S. Patent and Trademark Office relative to the mechanical design of our paper handling and color printing system, which form the core of the Truecolor Systems. In addition, we have applied for additional U.S. and foreign patent protection relative to our products. Our efforts to detect misappropriation of these rights may be inadequate to prevent others, including our OEM customers, from imitating our products and infringing on our intellectual property rights. It is also possible that, if challenged, our intellectual property rights may be narrowed or held invalid by a court of competent jurisdiction. If our proprietary rights were narrowed or found to be invalid, we could face significant competition from the sale of products that compete directly with our Truecolor Systems, preventing us from gaining market share and leading to increased losses.

      IF SPECTRA FAILS TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, WE COULD FACE INCREASED COSTS AND SUFFER LOSSES.

      We have an exclusive right under our agreement with Spectra to supply products including Spectra's ink jet printheads to our OEM customers. To the extent that wax-based inks and ink jet printheads purchased from Spectra are covered under patents or licenses, we rely on Spectra's rights under its patents and licenses and Spectra's willingness and ability to enforce them. If Spectra is unwilling or unable to enforce its patents and maintain its licenses against third parties, we may be subject to increased costs (including litigation costs related to Spectra's intellectual property rights) which could increase our losses and damage our business reputation.

      IF THIRD PARTIES CLAIM THAT WE INFRINGE THEIR PROPRIETARY RIGHTS, WE COULD FACE INCREASED COSTS AND SUFFER SIGNIFICANT LOSSES.

      We believe that our products and technology do not infringe any existing proprietary rights of others. Other parties (including our OEM customers) could, however, claim in the future that the products we offer have infringed their proprietary rights. If we are unable to successfully defend against these claims, we may face increased costs and suffer significant losses. In addition,

      o third party competitors, including our OEM customers, could assert rights in our intellectual property rights;

      o competitors may have filed for patent protection that is not as yet a matter of public knowledge; or

      o a court could interpret a third-party's patents broadly so as to cover some of our products.

      We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, whether or not the assertion of the claim is valid. Any of these claims, if asserted successfully, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute or market its products and services in the United

States or abroad. Any unfavorable judgment could significantly damage our business prospects and cause a decrease in our stock price.

      WE MAY BE UNABLE TO SECURE ANY NECESSARY LICENSES TO USE THIRD PARTY INTELLECTUAL PROPERTY. IF WE FAIL TO DO SO, OUR BUSINESS COULD BE HARMED.

      In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses of that intellectual property in order to use technology we need to conduct our business. We cannot assure you that we could obtain a license on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable. If we fail to obtain the necessary licenses or other rights, we could be effectively precluded from the sale, manufacture or distribution of our products. This could significantly harm our business and depress our stock price.

      IF WE ARE REQUIRED TO INDEMNIFY OUR OEM CUSTOMERS AGAINST THIRD PARTY INFRINGEMENT CLAIMS, WE COULD SUFFER ADDITIONAL LOSSES.

      We are required to indemnify our OEM customers against third party infringement claims. If any such infringement claims are asserted against our OEM customers, we may be required to indemnify our OEM customers against any such claims. If this occurs, we may suffer additional losses which would harm our business and could depress our stock price.

      COMPETITION COULD PREVENT OUR EFFORTS TO ESTABLISH MARKET ACCEPTANCE AND INCREASE MARKET SHARE FOR OUR PRODUCTS.

      We compete, in significant part, on the basis of advanced proprietary technology in the areas of paper handling, ink jet color printing and interface software which allows our products to print variable data, in multiple standard and custom colors at high speeds. Our current and future competitors may be able to develop products that are more attractive to customers than our products. If we are unable to compete successfully in this marketplace, we may fail to capture the market share necessary to achieve profitability and may suffer increased losses.

      Competition to supply high-speed color printing is fragmented. Many of our competitors and potential competitors have substantially greater financial and technical resources, longer operating histories, greater name recognition and more extensive customer bases that could be used to gain market share or product acceptance. In addition to direct competition from other firms utilizing high-speed color technologies, we face potential direct competition from firms improving technologies used in low-speed to medium-speed color printers and indirect competition from firms producing pre-printed forms.

      Other companies may introduce products or product improvements based on new technologies with little or no advance notice. Manufacturers of high-speed, monochrome printers may also, in time, develop comparable or more effective color capability within their own products which may render our products obsolete. If we are unable to compete against future competitors successfully, the competitive pressures we face could have a material adverse effect upon the success of our business.

      WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO EXPAND INTO INTERNATIONAL MARKETS.

      As part of our business strategy, our OEM customers market and sell our products to end users outside the United States. We intend to increase our revenues derived from the sale of our products outside the United States, but may be unable to do so if our OEM customers are unable to successfully market our products to international end users. International sales are subject to certain inherent risks, including:

      o     unexpected changes in regulatory requirements;

      o     export and import restrictions, tariffs and other trade barriers;

      o     government controls and potential political instability; and

      o     potentially adverse tax consequences.

Any of the above factors or events could prevent or depress international demand for our Truecolor Systems and have a significant negative effect on our revenues and profitability.

RISKS RELATED TO THE OFFERING

      THE PRICE OF OUR COMMON STOCK IS VOLATILE, WHICH COULD HINDER YOUR ABILITY TO SELL YOUR STOCK AND AVOID A LOSS ON YOUR INVESTMENT.

      Since March 1999, our common stock has been quoted and traded in the over-the-counter market on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. under the symbol "ACLR." The market price of our common stock has fluctuated in the past and may continue to be volatile in the future. As a result of this volatility, you may find it more difficult to sell our stock in a declining market and avoid a loss on your investment than if our shares were traded on a national securities exchange or on the Nasdaq national market.

      OUR QUARTERLY OPERATING RESULTS MAY NOT BE A GOOD INDICATOR OF FUTURE RESULTS AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE SIGNIFICANTLY. THESE FLUCTUATIONS COULD RESULT IN LOWER PRICES FOR OUR STOCK.

      We expect our quarterly operating results to fluctuate significantly in the future based upon a number of factors, some of which are outside our control. As a result, it is possible that our operating results may be below the expectations of investors in some future period. If this were to occur, the trading price of our common stock would likely decline, perhaps significantly.

      The factors which affect whether our operating results fluctuate include:

      o     the volume, timing, delivery and acceptance of customer orders;

      o the rate of customer and end-user acceptance of our products and the volume or nature of warranty claims;

      o the market acceptance of host printing systems offered by our OEM customers;

      o the possible introduction of competing products that could adversely affect demand for our Truecolor Systems;

      o changes in our pricing policies or those of our OEM customers or competitors;

      o     the relative proportion of printer and consumables sales;

      o the timely availability of sufficient volume of sole source components;

      o     fluctuations in our research and development expenditures;

      o the availability of financing arrangements for certain of our customers; and

      o economic conditions specific to the high-speed printer industry and general economic conditions.

      Additionally, because the purchase of a printing system and peripherals is expensive, it may take a significant amount of time from the first sales negotiations for a customer to complete and pay for its purchase. We expect fluctuations in our revenue from quarter to quarter to apply to the purchase of our systems. Since we sell few units at high average prices, a delay in either the sale or the receipt of the purchase price for only a few units could have a considerable adverse effect on the results of operations for a fiscal quarter.

      OUR DIVIDEND POLICY COULD DEPRESS OUR STOCK PRICE AND HARM OUR
      STOCKHOLDERS.

      We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. We plan to retain any future earnings to reduce our accumulated deficit and finance growth. As a result, our dividend policy could depress the market price for our common stock and cause investors to lose some or all of their investment.

      OUR ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE IN CONTROL AND THEREFORE HURT OUR STOCKHOLDERS.

      Our Restated Certificate of Incorporation contains provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of our common stock. For example, our directors are elected on a rotating basis each year, which could make a change in the composition of the board of directors more difficult and could hinder a third party attempt to acquire control of the company, even if such change of control might benefit the shareholders. If a third party sought to acquire control by offering our shareholders a premium for their common stock but was prevented from succeeding with its offer, our shareholders would not be able to realize the value of the offered premium for their shares.

      In addition, the board of directors may issue additional shares of common stock and preferred stock which, if issued, could dilute and adversely affect various rights of the holders of shares of common stock. If the board of directors decides to issue this stock it could discourage an unsolicited attempt to acquire us. As a Connecticut corporation, we are also subject to the Connecticut Business Corporation Act, some provisions of which might prevent a change of control, even a change of control that might benefit the company and its shareholders.

      SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING WILL DILUTE THE INTERESTS OF OUR EXISTING STOCKHOLDERS AND COULD ADVERSELY AFFECT OUR STOCK PRICE.

      We have outstanding options and warrants to acquire 7,426,097 shares of our common stock. Future sales in the public market of substantial amounts of this stock will dilute the ownership interests of our existing shareholders. In addition, the perception that such sales may occur could cause the market price of our stock to drop significantly, even if our business is doing well. A decline in our stock price could also impair our ability to raise capital through the offering of additional debt or equity securities. Such future sales of common stock include shares:

      o     issuable upon the exercise of outstanding options we have granted;

      o     issuable upon the exercise of outstanding warrants we have granted;
            and

      As of April 19, 2000, we had 22,390,858 shares of common stock issued and outstanding. If all our outstanding warrants and options are exercised, we will have approximately 29,816,955 shares of common stock outstanding, or a 33.2% increase over the amount of our common stock currently issued and outstanding.

      OUR CURRENT PREFERRED STOCKHOLDERS WERE ISSUED SHARES AT A DISCOUNT TO THE MARKET PRICE. IF WE ISSUE ADDITIONAL SHARES AT A DISCOUNT TO THE MARKET PRICE, OUR STOCK PRICE COULD DECLINE.

      At the time of issuance, the terms of conversion of the Series B stock and the Series C stock afforded the holders a conversion price lower than the market price of the common stock at the time of issuance of the shares of each series. Because we issued the Series B and Series C preferred stock at discounts to the then-current market price of our common stock, the issuances had a dilutive effect on our common stockholders' equity. If we raise additional financing in the future by issuing shares at below market prices, our stock price may decline because of the additional dilutive effects on our stockholders' equity caused by the below-market issuances.

      IF OUR PREFERRED STOCKHOLDERS CONVERT THEIR SHARES AND SELL THEIR COMMON STOCK, OUR EXISTING STOCKHOLDERS WILL SUFFER DILUTION AND OUR STOCK PRICE MAY DECLINE.

      As of April 19, 2000, we had outstanding 1,158 shares of Series B preferred stock and 33,589 Series C preferred stock which together have the right to convert into a total of 9,573,235 shares of our common stock. As is the case with our outstanding options and warrants, future sales in the public market of substantial amounts of this stock will dilute the ownership interests of our existing shareholders and could depress our stock price.

      Both our Series C and Series B preferred stock utilize a fixed conversion price of $.40 per share. Therefore, our preferred shareholders have an economic incentive to convert their shares at any time during which the market price of our common stock exceeds $.40 per share. If all the outstanding shares of series C and series B preferred stock are converted into shares of common stock and such common stock is sold, we will have approximately 31,964,093 shares of common stock outstanding, or a 42.8% increase over the amount of our common stock currently outstanding.

      If all of the selling stockholders holding exercise or conversion rights elect to fully exercise or convert their warrants or preferred shares into shares of our common stock, such selling stockholders would own in the aggregate (taking into account shares currently held by such stockholders) approximately 12,398,017 shares, which would represent approximately 34.5% of the total voting power of our outstanding common and preferred stock (taking into account the right of the holder of our Series B preferred stock to vote 1,175,985 shares of common stock as of April 19, 2000 pursuant to the terms of our Certificate of Incorporation).

      If all the outstanding shares of series C and series B preferred stock are converted into shares of common stock and if all of our outstanding warrants and options are exercised, we will have approximately 39,390,190 shares of common stock outstanding, or a 75.9% increase over the amount of our common stock currently outstanding.

      ANY DECLINE IN OUR STOCK PRICE ACCOMPANYING THE RESALE OF COMMON STOCK BY OUR PREFERRED STOCKHOLDERS COULD BE ACCELERATED, BECAUSE THIRD-PARTY INVESTORS MAY ENTER INTO SIGNIFICANT SHORT POSITIONS OF OUR COMMON STOCK, HOPING TO PROFIT FROM THE PERCEIVED EFFECTS THAT SUCH RESALES WILL HAVE ON THE MARKET PRICE FOR OUR COMMON STOCK.

      The holders of our Series C stock may elect to convert their preferred shares after the date on which this registration statement becomes effective and resell publicly some or all of these shares, which could trigger a decline in our stock price. Third-party investors who did not participate in our Series C financing might enter into short positions with regard to our common stock contemporaneously with, or in anticipation of, any such possible resales by our Series C shareholders. If third-party investors establish short positions, or significantly increase their pre-existing short positions, and our Series C holders convert and sell all or a significant portion of their investment, any resulting stock price decline could be accelerated and our stockholders could suffer losses on their investments.

                           FORWARD-LOOKING STATEMENTS

      In this prospectus and the documents that we incorporate by reference, we make statements that relate to our future plans, objectives, expectations and intentions that involve risks and uncertainties. We have based these statements on our current expectations and projections about future events. These statements may be identified by the use of words such as "expect," "anticipate," "intend," "plan," "believe" and "estimate" and similar expressions. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbor created by that Act.

      Forward-looking statements necessarily involve risks and uncertainties. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section beginning at page 4 and elsewhere in this prospectus. The factors set forth in the Risk Factors section and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

      All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               RECENT DEVELOPMENTS

      ADDITION OF RICHARD A. HANSEN TO OUR BOARD OF DIRECTORS

      Richard A. Hansen was elected by our board of directors as an additional member of the board on January 31, 2000. Mr. Hansen founded the investment banking firm Pennsylvania Merchant Group, Ltd. in 1986 and has served as its Chairman and Chief Executive Officer for the past thirteen years. Mr. Hansen also founded Radnor Venture Partners, a venture capital fund, which was co-managed by PMG and Safeguard Scientifics, Inc. Prior to forming PMG, Mr. Hansen served as a Vice President with Kidder Peabody & Co., Inc. and as Senior Vice President with Blyth Eastman Dillon which was acquired by PaineWebber Group Inc. Prior to his investment banking career, he worked for Air Products & Chemicals specializing in merger and acquisition activity.

      Mr. Hansen serves on the board of directors of several private and public technology-based companies including Ultralife Batteries and Computone Corporation. He received a B.S. in Mechanical Engineering from the Rochester Institute of Technology and an M.S. in Industrial Administration from the Krannert Graduate School of Business of Purdue University.

      DEATH OF RICHARD HODGSON

      On March 4, 2000, Richard Hodgson, a director of the company since 1996, died unexpectedly in an automobile accident. The board of directors has determined not to fill the vacancy created by Mr. Hodgson's death at this time.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports and other information with the SEC. You may read and copy any documents we file at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can obtain copies of this material from the Public Reference Section of the SEC, Washington, D.C. 20549, at prescribed rates. Our reports, proxy and information statements and other information are also available to the public at the SEC's web site. The Internet address of that site is http://www.sec.gov.

      This prospectus is only part of an amended registration statement filed on Form S-2 with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference room or through its web site.

                      DOCUMENTS WE INCORPORATE BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to other documents that contain the information. The information we incorporate by reference is considered to be a part of this prospectus and automatically updates and supersedes previously filed information. We incorporate by reference the following filings and all of our subsequent filings made pursuant to the Securities Exchange Act of 1934, as amended, prior to the effectiveness of the registration statement:

      o     our annual report on Form 10-K for the year ended December 31, 1999;
            and

      o our quarterly report on Form 10-Q for the period ended March 31, 2000.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Our latest annual report to stockholders (which includes our Form 10-K for the year ended December 31, 1999) and our quarterly report on Form 10-Q for the period ended March 31, 2000 will be delivered together with this prospectus.

      You may request additional copies of our Form 10-K for the year ended December 31, 1999 (including any exhibits thereto) and/or our quarterly report on Form 10-Q for the period ended March 31, 2000 (including any exhibits thereto), at no cost, by writing or telephoning us at the following address:

                           Accent Color Sciences, Inc.
                            800 Connecticut Boulevard
                        East Hartford, Connecticut 06108
                       Attention: Chief Financial Officer
                            Telephone: (860) 610-4000

      Our internet web address is http://www.accentcolor.com. Information contained on our web site or in our promotional literature is not incorporated into this prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone (including any broker or salesman) to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date hereof. You should not assume that this prospectus is accurate as of any other date.

                              SELLING STOCKHOLDERS

      The shares offered for sale by this prospectus include

      o shares issuable upon conversion of the outstanding shares of our Series C Convertible Preferred Stock; or

      o shares previously issued in connection with private placements of our common stock; or

      o     shares issuable upon the exercise of warrants that we have granted.

      Except as otherwise described in this section or in the footnotes to the table set forth below, each of the persons listed in the table below purchased shares of our series C preferred stock in the 1999 private placement.

      This prospectus will not be used for the resale of any shares of common stock issuable upon conversion of shares of our outstanding Series B preferred stock which was issued in January 1998.

              1999 PRIVATE PLACEMENT OF SERIES C PREFERRED STOCK

      On December 7, 1999, we completed an offering of 33,589 shares of series C preferred stock. The shares of preferred stock were sold at a purchase price of $100 per share. The Company's net proceeds from this issuance was $2,894,822. In connection with the issuance of the series C preferred stock, the Company issued warrants to acquire 71,473 shares of common stock at an exercise price of $.40 per share as partial consideration for placement agent services. SEE "Description of Our Securities" below.

      The series C preferred stock is convertible at any time into shares of the Company's common stock at a fixed conversion rate of $.40 divided into the $100 purchase price per share (or at a rate of 250 shares of common stock for each preferred share). Therefore, all outstanding shares of series C preferred stock are convertible into 8,397,250 shares of common stock. The number of shares reserved for issuance pursuant to the conversion of the 33,589 shares of outstanding series C preferred stock was 8,397,250 shares of common stock. All of these 8,397,250 shares of common stock issuable upon conversion are included in the table set forth below.

      Series C holders are entitled to receive cumulative dividends at a rate of 8% per year of the initial purchase price of $100 per share but only upon the occurrence of a Liquidation Event, provided that any such dividend is coupled with an equivalent ratable dividend to the holders of the series B preferred stock. A "Liquidation Event" is defined to include a merger (except a merger in which Accent Color is the surviving entity), consolidation, dissolution, winding up or sale of substantially all of the assets of the company, unless the holders of at least 75% of the series B and series C stock determine that any such event is not a Liquidation Event.

                       SEPTEMBER 7, 1999 BRIDGE FINANCING

      The table set forth below also includes shares being registered pursuant to the exercise of "piggy-back" registration rights which we have agreed to in the past in connection with previous private placement financings. These include shares previously issued and shares issuable under outstanding warrants to purchase our common stock. Except as noted in "Other Transactions" or in the table and footnotes below, these shares are held by, or are issuable upon the exercise of warrants held by, two institutional purchasers, the PMG Eagle Fund and Orbis Pension Trustees Limited. These two investors participated in an interim or "bridge" financing which concluded on September 7, 1999.

      On September 7, 1999, we received $502,719 from the sale of 1,100,000 shares of our common stock to the PMG Eagle Fund. In conjunction with this sale of common stock, we issued 550,000 warrants to PMG Eagle Fund to purchase common stock at an exercise price of the lower of $.50 per share of common stock or the per share common stock equivalent price in our next equity offering involving net proceeds of at least $1,100,000. On the same day, we also sold a Series A Convertible Subordinated Note with a face value of $550,000 to Orbis Pension Fund Trustees. In conjunction with the sale of the series A note, we issued 275,000 warrants to purchase common stock and

275,000 warrants to purchase common stock contingent upon the noteholder converting its series A note to common stock.

      The warrants were issued at an exercise price of the lower of $0.50 per share of common stock or the per share common stock equivalent price in our next equity offering in which we receive net proceeds of at least $1,100,000. The note accrued interest at the rate of 7% per year. The conversion price of the note was $0.50 per share of common stock, provided that both this conversion price and the shares simultaneously sold were subject to adjustment should our next equity financing resulting in net proceeds to us of at least $1,100,000 be at a common share equivalent price of less than $0.50 per share.

      Therefore, the Series C financing discussed above which was at a per common share equivalent price of $.40 resulted in three adjustments with respect to the September 7, 1999 financing as follows:

      o the issuance of an additional 275,000 shares to the PMG Eagle Fund without further consideration thereby adjusting the overall costs of shares acquired by the PMG Eagle Fund to $0.40 per common share;

      o the adjustment of the conversion price under the series A note sold to Orbis Pension Fund Trustees to $.40 per common share; and

      o the adjustment of the exercise price under the warrants issued to both purchasers to $0.40 per common share with corresponding adjustments in the number of shares into which the series A note could be converted and for which such warrants could be exercised.

      Simultaneous with the closing of the Series C financing, Orbis Pension Fund Trustees converted the series A note into 1,375,000 shares of our common stock.

                               OTHER TRANSACTIONS

      On May 25, 1999, we issued 60,000 shares to Pacific Alliance Limited, LLC, as payment for services rendered to us. Pacific Alliance is an investment banking firm that we retained in April 1999 to advise the company with respect to a number of alternative financing strategies, including a further equity financing. We issued an additional 10,000 shares to Pacific Alliance in January 2000 as final settlement for services rendered to us pursuant to the April 1999 letter agreement which had been terminated in July 1999. See note 18 to the table below.

      On October 16, 1997, we issued warrants to Elizabeth Steele to purchase 1,500 shares of common stock which were included in units of common stock and warrants sold in a private financing. See note 23 to the table below.

                            SELLING STOCKHOLDER TABLE

      The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder as of February 11,

2000, the number of shares being offered by each selling stockholder and the number and (where appropriate, the percentage) of shares held by the beneficial owner after completion of the offering assuming that all shares offered by the selling stockholders are sold. Except as set forth in the footnotes to the table, none of the selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years. All information is taken from or based on ownership filings made by such persons with the Securities and Exchange Commission or upon information provided to us by such persons or their agents.

      The selling stockholders are acting individually, not as a group. The shares which may be offered are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of the shares nor are the selling stockholders obligated to sell any shares immediately under this prospectus. Because the selling stockholders may sell all or part of their shares, we cannot estimate the number of shares a selling stockholder will hold upon termination of any offering made pursuant to this registration statement. However, the following table assumes that all shares included in the offering will be sold.

                           NUMBER OF
                           ---------
                           SHARES            SHARES TO BE   SHARES BENEFICIALLY
                           ------            ------------   -------------------
                           BENEFICIALLY      INCLUDED       OWNED AFTER THE
                           ------------      --------       ---------------
NAME OF SELLING            OWNED PRIOR TO    IN THE         OFFERING (1)(2)
----------------           --------------    --------       ---------------
STOCKHOLDER                THE OFFERING (1)  OFFERING
-----------                -------------     --------
                                                             NUMBER      PERCENT
                                                             ------      -------
Billy Parrish #(3)           100,000             62,000       38,000      *
Donald R. Allred #(4)         78,851             43,750       35,101      *
James S. Allsopp #           435,928            250,000      185,928      *
Banque Jenni & Cie, S.A#(5)  100,000             70,000       30,000      *
Robert A. Bedingfield #       62,500             62,500            0      0
Ronald Chao #(6)             636,986            500,000      136,986      *
Joseph T. Brophy #(7)        330,649            250,000       80,649      *
William P. Brown #            50,000             45,000        5,000      *
Charles E. Buchheit #(8)     308,334            100,000      208,334      *
Frank J. Campbell III # (9)  172,000            140,000       32,000      *
Deed of Trust of Frank J      70,526             60,000       10,526      *
Campbell  Settlor Dtd
12/30/96, C. Crochiere,
K. Lynam & J. Meyers
Co-TTEES. #(10)
Frank J. Campbell III and     75,000             75,000            0      0
Richard A. Hansen TTEES
Trust U/W Jane D
Campbell #
Richard J. Coburn #(11)      504,303             25,000      479,303    1.3
Thomas D. Cunningham #       250,000            250,000            0      0
Robert G. Donovan #           75,698             62,500       13,698      *
Samuel Garre III #            70,000             40,000       30,000      *
Richard C. Goodwin #         150,000            150,000            0      0
E. Bulkeley and Lila K        77,619             62,500       15,119      *
Griswold # (12)
PMG Eagle Fund #(13)       2,772,500          2,362,500      410,000    1.2
Estate of Richard Hodgson    198,750            100,000       98,750      *
#(14)(15)
James J. Kim #               120,000            120,000            0      0
Richard G. Larsen #          125,000            125,000            0      0

                           NUMBER OF
                           ---------
                           SHARES            SHARES TO BE  SHARES BENEFICIALLY
                           ------            ------------  -------------------
                           BENEFICIALLY      INCLUDED      OWNED AFTER THE
                           ------------      --------      ---------------
NAME OF SELLING            OWNED PRIOR TO    IN THE        OFFERING (1)(2)
----------------           --------------    --------      ---------------
STOCKHOLDER                THE OFFERING (1)  OFFERING      NUMBER      PERCENT
-----------                -------------     --------      ------      -------

Brian Leung Hung Tak #     636,986           500,000       136,986     *
Robert A. Leverone #       73,349            62,500        10,849      *
Samuel Fang  #(16)         1,787,972         1,100,000     787,972     2.3
Irving L. Mazer #(17)      65,215            50,000        15,215      *
Anthony T.S. Montagu #     100,000           76,000        24,000      *
Albert G. Nickel #         138,698           125,000       13,698      *
Pacific Alliance Limited,  70,000            70,000        0           0
LLC(18)

David Parke #(19)          20,000            20,000        0           0
Orbis Pension Trustees     2,687,500         2,312,500     375,000     *
Limited #(20)
David B. Payne #           25,000            25,000        0           0
George L. Perry #          250,000           250,000       0           0
Robert J. Petras and       25,000            25,000        0           0
Christine M. Petras #
Willard F. Pinney Jr.      144,799           25,000        119,799     *
#(14)(21)

Leonide C. Prince #        100,000           100,000       0           0
FH Reichel Jr. TTEE        255,000           100,000       155,000     *
Marian R. Reichel TRUST,
U/A 2/25/66 #
Carol A. Sharp #           250,000           250,000       0           0
Helen and Scudder Smith    15,000            15,000        0           0
(22)

Elizabeth Steele (23)      219,118           1,500         217,618     *
Robert H. Steele #(14)(24) 219,118           112,500       106,618     *
Dr. Gershon Stern #        38,000            38,000        0           0
Thomas V. Zug #(25)        125,000           125,000       0           0
Kristine Szabo #           277,396           250,000       27,396      *
Frederick C. Tecce #       30,000            30,000        0           0
Connecticut Innovations,   1,250,000         1,250,000     0           0
Inc. #(27)
Neil Dunn Trust #(28)      50,000            50,000        0           0
Marianne Margaret Ivory #  37,500            37,500        0           0
Paterson Plumbers Pension  37,500            37,500        0           0
Scheme #(29)
Ptamigan International     500,000           500,000       0           0
Capital Trust #(30)
TOTAL:                                       12,718,750

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

#     Purchaser of shares of series C preferred stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Shares of common stock subject to options, warrants, rights or conversion privileges currently exercisable or exercisable within 60 days of February 11, 2000 are deemed outstanding for computing the percentage of the person holding such options, warrants, rights or conversion privileges but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Assumes all shares offered are sold in the offering. The selling stockholders may or may not sell all or any portion of the shares included in this registration statement in their individual discretion.

(3) Includes 62,000 issuable upon conversion of the 248 shares of series C stock Mr. Parrish purchased through Accrued Investments, Inc., a corporation over which he exercises sole control.

(4) Mr. Allred serves as the director of research and new business development of Accent Color. Includes 35,001 shares subject to currently exercisable options or exercisable within 60 days granted pursuant to the 1995 Stock Incentive Plan.

(5) Banque Jennie & Cie, S.A. is a bank organized under the laws of Switzerland. Includes 30,000 shares owned directly by Banque Jennie and 70,000 shares issuable upon conversion of 280 shares of series C stock purchased by Banque Jennie on behalf of an individual foreign private investor.

(6) Includes 500,000 shares issuable upon conversion of 2,000 shares of series C stock owned of record by Bexley Enterprises Limited, a corporation owned and controlled by Mr. Ronald Chao.

(7) Mr. Brophy serves as a director of Accent Color. Includes 40,000 shares subject to currently exercisable options granted pursuant to the 1995 Stock Incentive Plan.

(8) Mr. Buchheit serves as President and CEO and as a director of Accent Color. Includes 88,334 shares subject to options currently exercisable or exercisable within 60 days granted pursuant to the 1995 Stock Incentive Plan and 100,000 shares subject to currently exercisable warrants.

(9) Mr. Campbell is a managing director of Pennsylvania Merchant Group, Ltd., an investment banking and asset management firm, which acts as the investment adviser to PMG Eagle Fund. See note 13. Pennsylvania Merchant Group also acted as the placement agent for the 33,589 shares of our series C preferred stock. Pennsylvania Merchant Group is a registered broker-dealer and investment adviser.

(10)  Includes 10,526 shares subject to currently exercisable warrants.

(11) Mr. Coburn serves as the Chairman of our Board of Directors. Includes 43,334 shares subject to options currently exercisable or exercisable within 60 days granted pursuant to the 1995 Stock Incentive Plan.

(12) E. Bulkeley Griswold is a partner of L&L Capital Partners, LLC, a business and financial service consulting firm. L&L Capital acted as an independent consultant to Pennsylvania Merchant Group in connection with our private placement of its series C preferred stock in December 1999.

(13) PMG Eagle Fund is an open-ended investment company organized in 1996 under the Companies (Jersey) Law, 1991 as amended and regulated in Jersey pursuant to the Collective Investment Funds (Jersey) Law, 1988 as amended. PMG Eagle Fund also participated in our bridge financing on September 7, 1999, purchasing 1,375,000 shares and receiving warrants to purchase an additional 687,500 shares.

(14) Includes 70,000 shares subject to currently exercisable options granted pursuant to the 1995 Stock Incentive Plan.

(15) Mr. Hodgson served as a director from 1996 until his death in March 2000. Includes 3,750 shares subject to currently exercisable warrants.

(16) Includes 1,100,000 shares issuable upon conversion of 4,000 shares of series C stock purchased through Luzon Investments, Ltd. and 400 shares of series C stock purchased through Upgrade Inc. Mr. Fang owns and controls both Luzon Investments and Upgrade.

(17)  Includes 10,215 shares subject to currently exercisable warrants.

(18) Pacific Alliance, LLC is an investment banking firm that was retained by Accent Color in April 1999 to advise the company with respect to capital raising and alternative strategies. The company's engagement of Pacific Alliance terminated in July 1999. For its services, we paid Pacific Alliance $50,000 in cash and issued 70,000 common shares.

(19) David Parke is a Senior Vice President of Pennsylvania Merchant Group. See notes (9) and (13) above.

(20) Orbis Pension Trustees Limited is pension fund organized under the laws of the United Kingdom. Orbis participated in our bridge financing on September 7, 1999, purchasing a Series A Convertible Subordinated Note with a face value of $550,000 and warrants to purchase 687,500 common shares.

(21) Mr. Pinney serves as the Secretary and as a director of Accent Color. Includes 30,000 shares of common stock subject to currently exercisable warrants granted to Murtha Cullina LLP, counsel to the company, of which Mr. Pinney is a partner.

(22) Includes 15,000 shares issuable upon conversion of 60 shares of Series C preferred stock purchased by Helen and Scudder Smith through the SS Family Partnership.

(23) Includes 1,500 shares subject to currently exercisable warrants and 200,500 shares beneficially owned by Robert H. Steele, Mrs. Steele's spouse, as to all of which Mrs. Steele disclaims beneficial ownership.

(24) Mr. Steele serves as a director of Accent Color. Includes 17,118 shares of common stock owned by Mr. Steele's spouse, Elizabeth Steele and 1,500 shares of common stock subject to currently exercisable warrants issued to Elizabeth Steele, as to all of which Mr. Steele disclaims beneficial ownership.

(25) Includes 100,000 shares issuable upon conversion of 400 shares of series C stock purchased by Thomas V. Zug through the Sunapee Ltd Partnership, of which Mr. Zug is the general partner. Includes 25,000 shares issuable upon conversion of 100 shares of series C stock purchased by the Deed of Trust of Holly E. Zug Settlor DTD 8/5/97, of which Mr. Zug is the trustee.

(26) Includes 100,000 shares issuable upon conversion of 400 shares of series C stock beneficially owned by W.T.J. Griffin. These shares are held of record by Waterhouse Nominees Ltd., a limited company organized under U.K. law utilized to serve as the record holder of investments made by Newton Investment Management, an investment management company organized under U.K. law.

(27) Founded in 1972 as the Connecticut Product Development Corporation, Connecticut Innovations, Inc. is an investment corporation sponsored by the State of Connecticut which makes risk capital investments in high-tech companies throughout the state and fosters the development of high-growth, knowledge-based industries in the state.


(28) The Neil Dunn Trust is a private trust established under the laws of the United Kingdom.

(29) Paterson Plumbers Pension Scheme is a pension fund established under the laws of the United Kingdom.

(30) Ptamigan International Capital Trust is an investment trust established under the laws of the United Kingdom by Stewart Ivory & Company Ltd., a U.K. investment management firm.

                                 USE OF PROCEEDS

      All the shares offered by this prospectus are being offered for the account of the selling stockholders. Accordingly, all net proceeds from any sales of common stock made hereunder will go to the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, blue sky expenses, printing expenses, accounting fees, administrative expenses and our own counsel fees.

      We will receive the exercise price of any warrants exercised by the selling stockholders. We will use any proceeds received from the exercise of warrants for working capital and general corporate purposes.

                              PLAN OF DISTRIBUTION

      We are registering the shares of common stock offered in this prospectus on behalf of the selling stockholders. This offering is self-underwritten; neither the selling stockholders nor we have employed an underwriter for the sale of common stock by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

      The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As a result, there can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus. The sale of any the shares may be made at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices. The selling stockholders may offer the shares for sale by one or more of, or a combination of, the following methods:

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

      o ordinary brokerage transactions in the OTC marketplace and transactions in which the broker solicits purchasers;

      o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o on one or more exchanges on which the shares are then listed (if any);

      o     in privately negotiated transactions;

      o     in an underwritten offering; or

      o     by any other legally available means.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

      The selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require that delivery by the broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. We have not been advised, as of the date of this prospectus, of any existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

      The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, acting as agents or principals. You should be aware that these broker-dealers may receive compensation for their services and it is possible that a particular broker-dealer's compensation may exceed customary commissions. The selling stockholders and/or any broker-dealers acting in connection with the sale of the shares may be deemed to be underwriters under
Section 2(11) of the Securities Act. Therefore, any commissions or other compensation received by them and any profits realized by them on the resale of the shares as principals may be deemed underwriting compensation under the securities laws. Neither we nor any selling stockholder can presently estimate the amount of the compensation.

      In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Each selling stockholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict the activities of selling stockholders and other persons participating in a distribution of securities and limit the timing of their purchases and sales of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to the securities for a specified period of time before the beginning of the distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered pursuant to this prospectus.

      We have agreed to indemnify the selling stockholders and each of their officers, directors, members, employees, partners, agents and each person who controls any of the selling stockholders against expenses, claims, losses, damages and liabilities (or action, proceeding or inquiry by any regulatory or self-regulatory organization in respect thereof) relating to a material misstatement or omission contained in this registration statement or any violation by us of any rule under the Securities Act which relating to action or inaction required of us in connection with this registration statement. This indemnification does not extend to expenses, claims, losses, damages and liabilities arising out of or based upon any untrue statements or omissions furnished by the selling stockholders to us. We have also agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the selling stockholders become eligible to resell the shares covered by this prospectus pursuant to Rule 144(k) under the Securities Act.

                          DESCRIPTION OF OUR SECURITIES

      We are authorized to issue 50,000,000 shares of common stock, no par value, and 500,000 shares of preferred stock, no par value. Set forth below is a brief description of our capital stock, including summaries of the relevant provisions in the Company's restated certificate of incorporation, its Bylaws and the Connecticut Business Corporations Act (the "Act") and other laws of the State of Connecticut and are qualified in their entirety by reference to such documents, copies of which have been filed as exhibits to the registration statement.

      COMMON STOCK

      Our common stock is traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "ACLR." The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

      As of April 19, 2000, we had 22,390,858 shares of common stock issued and outstanding. In addition, there were

      o 8,397,250 shares of common stock reserved for issuance on conversion of shares of series C preferred stock;

      o 1,175,985 shares reserved for issuance on conversion of shares of series B preferred stock;

      o 4,268,347 shares reserved for issuance upon exercise of our outstanding warrants; and

      o 3,157,750 shares reserved for issuance upon exercise of stock options granted under our 1995 Stock Incentive Plan.

      Common stockholders are entitled to receive ratably such dividends as may be declared on the common stock by our board of directors out of funds legally available therefor, subject to the prior rights of holders of preferred stock. Holders of common stock are entitled to one vote for each share held of record with respect to the election of directors and other matters submitted for a vote of stockholders and are not entitled to cumulative voting. Holders of common stock vote together with holders of preferred stock as a single class with respect to the election of directors and other matters.

      Upon the liquidation, dissolution or winding up of the company, the holders of common stock are entitled to receive ratably the Company's net assets available after the payment of all debts and other liabilities and subject to the prior rights of the outstanding shares of our series B and series C preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

      PREFERRED STOCK

      The rights, preferences and privileges of holders of common stock are subject to the prior rights of the outstanding shares of our series B and series C preferred stock.

      SERIES A PREFERRED STOCK

      Pursuant to article fourth of our restated certificate of incorporation, our board or directors has designated a series of preferred stock entitled series A convertible preferred stock. All previously issued shares of series A preferred stock have been converted into common stock and there are currently no shares of such series outstanding.

      SERIES B PREFERRED STOCK

      In 1997, our board of directors designated a series of 4,500 shares of our previously authorized preferred stock to be designated as the Series B Convertible Preferred Stock. On January 9, 1998, we issued 4,500 shares of the series B stock at a price of $1,000 per share. The series B preferred stock is convertible into such number of shares of common stock as is determined by dividing $1,113.43 (being the face value of $1,000 of each share of series B stock plus a 6% premium from the date of issuance to Nov. 30, 1999 when such premiums ceased to accrue) by a fixed conversion rate of $0.40. Therefore, each share of series B stock is convertible into approximately 2,784 shares of common stock.

      The holders of the series B preferred stock carry voting rights as provided in the our restated certificate of incorporation and as otherwise provided by the Act. Holders of series B preferred stock vote together with holders of common stock and holders of series C preferred stock as a single class with respect to the election of directors and other matters. Each holder of series B preferred stock is entitled to as many votes with respect to each share of series B preferred stock held on the record date for such vote as the number of shares of common stock into which a share of series B preferred stock is then convertible.

      The series B preferred stock does not bear dividends. The series B preferred stock ranks senior to our common stock and equal to our series C preferred stock with respect to liquidation. Each share of series B preferred stock is entitled to receive $1,113.43 upon liquidation. As of April 19, 2000, we had outstanding 1,158 shares of Series B preferred stock outstanding, all held by Zanett Lombardier Ltd., a corporation incorporated under the laws of the Grand Caymans.

      SERIES C PREFERRED STOCK

      On November 29, 1999, the board of directors designated a series of 50,000 shares of our previously authorized preferred stock, no par value per share, to be designated as the Series C Convertible Preferred Stock. On December 7, 1999, we concluded the issuance of 33,589 shares of series C preferred stock at a purchase price of $100 per share. The series C preferred stock is convertible at any time into shares of our common stock at a fixed conversion price of $0.40 divided into the $100 purchase price (or at a rate of 250 shares of common stock for each preferred share). The number of shares reserved for issuance pursuant to the conversion of the 33,589 shares of outstanding series C preferred stock was 8,397,250 shares of common stock.

      The holders of the series C preferred stock carry voting rights as provided in the our restated certificate of incorporation and as otherwise provided by the Act. Holders of series C preferred stock vote together with holders of common stock and holders of series B preferred stock as a single class with respect to the election of directors and other matters. Each holder of series C preferred stock is entitled to as many votes with respect to each share of series C preferred stock held on the record date for such vote as the number of shares of common stock into which a share of series C preferred stock is then convertible.

      Series C holders are entitled to receive noncumulative cash dividends as declared by the board of directors, except that no such dividend can be declared unless an equivalent, ratable dividend is also declared on the outstanding shares of series B preferred stock. In addition, series C holders are entitled to receive cumulative dividends at a rate of 8% per year of the initial purchase price of $100 per share but only upon the occurrence of a Liquidation Event, provided that any such dividend is coupled with an equivalent ratable dividend to the holders of the series B stock. A "Liquidation Event" is defined to include a merger (except a merger in which Accent Color is the surviving entity), consolidation, dissolution, winding up or sale of substantially all of the assets of the company, unless the holders of at least 75% of the series B and series C stock determine that any such event is not a Liquidation Event.

      In the event of any voluntary or involuntary liquidation of the company, the series C holders rank equal to the series B holders in right of payment and senior to the common stock. As of April 19, 2000, there were 33,589 shares of series C preferred stock outstanding.

      RELEVANT PROVISIONS OF CONNECTICUT LAW AND OUR RESTATED CERTIFICATE OF INCORPORATION

      Our restated certificate of incorporation contains provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of our common stock. The restated certificate of incorporation provides for a classified board of directors, and members of the board of directors may be removed only upon the affirmative vote of holders of at least two-thirds of the shares of our capital stock issued and outstanding and entitled to vote. In addition, since the board of directors is authorized to issue shares of common stock and preferred stock any such issuance could dilute and adversely affect various rights of the holders of shares of common stock and, in addition, could be used to discourage an unsolicited attempt to acquire control of the company.

      As a Connecticut corporation, we are subject to the Act, some provisions of which prohibit a publicly-held Connecticut corporation from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of our outstanding shares) with an "interested shareholder" (as defined in the Act) for a period of five years from the date of the shareholder's purchase of stock unless approved in a prescribed manner. The application of this section could prevent a change of control. Generally, approval is required by the board of directors and by a majority of our non-employee directors and by 80% of our outstanding shares and two-thirds of the voting power of shares other than shares held by the interested shareholder. There can be no assurance that these provisions will not prevent us from entering into a business combination that otherwise would be beneficial to us.

                                  LEGAL MATTERS

      Counsel for Accent Color, Murtha Cullina LLP, CityPlace I, 185 Asylum Street, Hartford, Connecticut 06103-3469, has rendered an opinion to the effect that the common stock offered for resale pursuant to this registration statement is duly and validly issued, fully paid and non-assessable. Murtha Cullina LLP owns a warrant to acquire up to 30,000 shares of our common stock at an exercise price of $1.19 per share.

      Willard F. Pinney, Jr., a partner in Murtha Cullina Pinney LLP, is a stockholder of Accent Color. Mr. Pinney has served as our Corporate Secretary since 1993 and has served as a director since 1996.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to Accent Color's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth our estimates of the expenses incurred in connection with the sale of common stock being registered, all of which will be paid by us.

             SEC registration fee                       $ 2,926
             Legal fees and expenses                    $20,000
             Accounting fees and expenses               $10,000
             Miscellaneous fees and expenses            $ 2,500
             TOTAL:                                     $35,426

      The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock covered by this prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      We are a Connecticut corporation. Sections 33-770 through 33-778 of the Connecticut Business Corporations Act ("Act") provide that, unless limited by its certificate of incorporation, a corporation shall indemnify any director or officer of the corporation against reasonable expenses incurred by him in connection with any action, suit or proceeding in which he is made or is threatened to be made a party by reason of having been a director or officer of the corporation if he was wholly successful in the action, on the merits or otherwise.

      In addition, these sections of the Act permit a corporation by action of its board of directors to indemnify an individual made a party to a proceeding because he or she was a director or officer of the corporation if:

      o     he or she conducted himself or herself in good faith, and

      o he or she reasonably believed (1) in the case of conduct in his or her official capacity with the corporation, his or her conduct was in the best interests of the corporation and (2) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

      o in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

      Section 33-771 also provides that a corporation may not indemnify a director or officer (1) in connection with a proceeding by or in the right of the corporation in which the director or officer was held liable to the corporation or (2) in connection with any other proceeding charging improper personal benefit to the director or officer in which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not the action involved was taken in his official capacity.

      Our restated certificate of incorporation limits the personal liability of a director to the company or its shareholders for monetary damages for breach of duty as a director, to an amount equal to the amount of compensation received by the director for serving during the calendar year in which the violation occurred. This limit on liability is subject to a number of exceptions, including violations involving a knowing and culpable violation of law, a breach of duty which enables a director or an associate to receive an improper personal gain, conduct showing a lack of good faith and conscious disregard of duty to the company, a sustained and unexcused pattern of inattention, or the approval of an illegal distribution of assets of the company to its shareholders.

      For purposes of determining the receipt of improper personal gains, an "associate" is defined as (1) any corporation or organization of which a director is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting stock, (2) any trust or other estate in which a director has at least ten percent beneficial interest or as to which a director serves as trustee or in a similar fiduciary capacity and
(3) any relative or spouse of a director, or any relative of the spouse who has the same name as the director.

      In addition, we also maintain a directors' and officers' insurance and reimbursement policy.

ITEM 16.  EXHIBITS

      (A)   EXHIBITS:

    EXHIBIT                            EXHIBIT
      NO.

      3.1 Restated Certificate of Incorporation of the Company, as amended (1).

      3.2    Certificate of Amendment to Restated Certificate of
             Incorporation, dated Nov. 29, 1999 (1).

      3.3 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (1).

      3.4 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated Nov. 29, 1999
             (1).

      3.5    Bylaws of the Company, as amended on Dec. 29, 1996 (2).

      4.1 Letter agreement with holders of Series B Convertible Preferred Stock modifying rights to conform with Series C Convertible Preferred Stock (1).

       5     Opinion of Murtha, Cullina, Richter and Pinney LLP (1).

      10.1 Product Development and Distribution Agreement dated February 16, 1996 between the Company and Xerox Corporation (3).

      10.2 Letter of Understanding dated July 2, 1996 between the Company and Xerox Corporation supplementing the Product Development and Distribution Agreement (3).

      10.3 Amendment to Product Development and Distribution Agreement between the Company and Xerox Corporation dated Feb. 29, 1996 (3).

      10.4 Product Purchase Agreement dated Apr. 16, 1996 between the Company and International Business Machines Corporation (3).

      10.5 Letter Agreement supplementing Product Purchase Agreement between the Company and International Business Machines Corporation dated Feb. 23, 1996 (3).

      10.6 OEM Supply Agreement dated Jan. 8, 1996 between the Company and Spectra, Inc. (3).

      10.7 Amendment No. 1 to the OEM Supply Agreement dated July 12, 1996 between the Company and Spectra, Inc. (3).

      10.8 Lease Agreement dated Feb. 16, 1996 between the Company and John Hancock Mutual Life Insurance Company (3).

      10.9 Accent Color Sciences, Inc. 1995 Stock Incentive Plan, as amended through Nov. 29, 1999 (1).

     10.10   Employment Agreement dated Dec. 14, 1993 between the
             Company and Norman L. Milliard (3).

     10.11 Amendment No. 1 to Employment Agreement between the Company and Norman L. Milliard dated as of Jan. 1, 1995 (3).

     10.12 Form of nondisclosure agreement between the Company and its employees (3).

     10.13 Form of Registration Rights Agreement Relating to Warrants issued in connection with Series IV Debentures of the Company (3).

     10.14   Form of Registration Rights Agreement Relating to sale of Common

             Stock of the Company (3).

     10.15 Registration Rights Agreement Relating to Warrants issued by the Company to Xerox Corporation (3).

     10.16 Form of Registration Rights Agreement Relating to Warrants issued pursuant to sale of Interim Notes (3).

     10.17   Form of Securities Purchase Agreement dated as of Jan. 9,
             1998 (4).

     10.18 Form of Warrant issued in connection with the 1998 Private Placement (4).

     10.19   Form of Registration Rights Agreement dated as of Jan. 9,
             1998 (4).

     10.20 Employment Agreement dated Apr. 15, 1998 between Charles E. Buchheit and the Company (5).

     10.21   Loan Agreement between the Company and International
             Business Machines Corporation (6).

     10.22 Promissory Note between the Company and International Business Machines Corporation (6).

     10.23 Security Agreement between the Company and International Business Machines Corporation (6).

     10.24 Purchase Agreement for Series A Convertible Subordinated Notes, Common Stock and Warrants, dated Sept. 7, 1999 (7).

     10.25   Form of Series A Convertible Subordinated Note (7).

     10.26 Form of Warrant to Purchase Common Stock of Accent Color Sciences, Inc. (7).

     10.27   Registration Rights Agreement, dated Sept. 7, 1999 (7).

     10.28   Third Amendment to the Apr. 11, 1996 Product Purchase
             Agreement
             Between International Business Machines Corporation and Accent Color Sciences, Inc. (7).

     10.29 Letter dated July 21, 1999 containing variations to agreement between Accent Color and SET dated Aug. 27, 1997
             (7).

     10.30   Form of Securities Purchase Agreement dated as of Nov. 30,
             1999 (8).

     10.31   Form of Warrant Agreement dated as of Nov. 30, 1999 (8).

     10.32   Form of Registration Rights Agreement dated as of Nov. 30,
             1999 (8).

      23.1   Consent of Murtha, Cullina, Richter and Pinney LLP (1).

      23.2   Consent of PricewaterhouseCoopers LLP (filed herewith).

       24 Power of attorney pursuant to which this registration statement is signed by our directors (8).

(1) previously filed.

(2) incorporated by reference from Accent Color's registration statement on Form S-3 (file no. 333-43467) filed on Dec. 30, 1997, as amended.

(3) incorporated by reference from Accent Color's registration statement (file no. 333-14043) on Form S-1 filed on Oct. 15, 1996, as amended.

(4) incorporated by reference from Accent Color's registration statement (file no. 333-45321) on Form S-3 filed on Jan. 30, 1998, as amended.

(5) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended June 30, 1998.

(6) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended Sept. 30, 1998.

(7) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the period ended Sept. 30, 1999.

(8) incorporated by reference from Accent Color's registration statement (file no. 333-30130) on Form S-3 filed on Feb. 11, 2000.

ITEM 17.  UNDERTAKINGS

      (a)   The undersigned registrant undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

             (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment no. 2 to the registration statement on Form S-2 to be signed on its behalf by the undersigned, who is duly authorized, in the City of East Hartford, State of Connecticut on this 14th day of June, 2000.

                                     ACCENT COLOR SCIENCES, INC.

                                    /S/ RICHARD J. COBURN
                                    -------------------------------------
                                    By: Richard J. Coburn
                                    Title: Chairman

      Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this amendment No. 2 to the registration statement in the capacities and on the dates indicated.

SIGNATURE                            TITLE                       DATE
---------                            -----                       ----

By: /S/ RICHARD J. COBURN*           President and Chief        June 14, 2000
    ----------------------           Executive Officer
Name:  Charles C. Buchheit


By: /S/ RONALD C. DERBY              Chief Financial            June 14, 2000
    -------------------              Officer
Name:  Ronald C. Derby


By: /S/ RICHARD J. COBURN*           Director                   June 14, 2000
    ----------------------
Name:  Norman L. Milliard


By: /S/ RICHARD J. COBURN            Chairman of the            June 14, 2000
    ---------------------            Board of Directors
Name: Richard J. Coburn


By: /S/ RICHARD J. COBURN*           Director                   June 14, 2000
    ----------------------
Name: Joseph T. Brophy

By: /S/ RICHARD J. COBURN*           Director                   June 14, 2000
   -----------------------
Name: Willard F. Pinney, Jr.


By: RICHARD J. COBURN*               Director                   June 14, 2000
   -------------------
Name: Robert H. Steele


* Signature by Richard J. Coburn, attorney-in-fact

                                  EXHIBIT INDEX

    EXHIBIT                            EXHIBIT
    -------                            -------
      NO.
      ---

      3.1 Restated Certificate of Incorporation of the Company, as amended (1).

      3.2    Certificate of Amendment to Restated Certificate of
             Incorporation, dated Nov. 29, 1999 (1).

      3.3 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (1).

      3.4 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated Nov. 29, 1999
             (1).

      3.5    Bylaws of the Company, as amended on Dec. 29, 1996 (2).

      4.1 Letter agreement with holders of Series B Convertible Preferred Stock modifying rights to conform with Series C Convertible Preferred Stock (1).

       5     Opinion of Murtha, Cullina, Richter and Pinney LLP (1).

      10.1 Product Development and Distribution Agreement dated February 16, 1996 between the Company and Xerox Corporation (3).

      10.2 Letter of Understanding dated July 2, 1996 between the Company and Xerox Corporation supplementing the Product Development and Distribution Agreement (3).

      10.3 Amendment to Product Development and Distribution Agreement between the Company and Xerox Corporation dated Feb. 29, 1996 (3).

      10.4 Product Purchase Agreement dated Apr. 16, 1996 between the Company and International Business Machines Corporation (3).

      10.5 Letter Agreement supplementing Product Purchase Agreement between the Company and International Business Machines Corporation dated Feb. 23, 1996 (3).

      10.6 OEM Supply Agreement dated Jan. 8, 1996 between the Company and Spectra, Inc. (3).

      10.7 Amendment No. 1 to the OEM Supply Agreement dated July 12, 1996 between the Company and Spectra, Inc. (3).

      10.8   Lease Agreement dated Feb. 16, 1996 between the Company and

             John Hancock Mutual Life Insurance Company (3).

      10.9 Accent Color Sciences, Inc. 1995 Stock Incentive Plan, as amended through Nov. 29, 1999 (1).

     10.10   Employment Agreement dated Dec. 14, 1993 between the
             Company and Norman L. Milliard (3).

     10.11 Amendment No. 1 to Employment Agreement between the Company and Norman L. Milliard dated as of Jan. 1, 1995 (3).

     10.12 Form of nondisclosure agreement between the Company and its employees (3).

     10.13 Form of Registration Rights Agreement Relating to Warrants issued in connection with Series IV Debentures of the Company (3).

     10.14 Form of Registration Rights Agreement Relating to sale of Common Stock of the Company (3).

     10.15 Registration Rights Agreement Relating to Warrants issued by the Company to Xerox Corporation (3).

     10.16 Form of Registration Rights Agreement Relating to Warrants issued pursuant to sale of Interim Notes (3).

     10.17   Form of Securities Purchase Agreement dated as of Jan. 9,
             1998 (4).

     10.18 Form of Warrant issued in connection with the 1998 Private Placement (4).

     10.19   Form of Registration Rights Agreement dated as of Jan. 9,
             1998 (4).

     10.20 Employment Agreement dated Apr. 15, 1998 between Charles E. Buchheit and the Company (5).

     10.21   Loan Agreement between the Company and International
             Business Machines Corporation (6).

     10.22 Promissory Note between the Company and International Business Machines Corporation (6).

     10.23 Security Agreement between the Company and International Business Machines Corporation (6).

     10.24 Purchase Agreement for Series A Convertible Subordinated Notes, Common Stock and Warrants, dated Sept. 7, 1999 (7).

     10.25   Form of Series A Convertible Subordinated Note (7).

     10.26 Form of Warrant to Purchase Common Stock of Accent Color Sciences, Inc. (7).

     10.27   Registration Rights Agreement, dated Sept. 7, 1999 (7).

     10.28   Third Amendment to the Apr. 11, 1996 Product Purchase
             Agreement
             Between International Business Machines Corporation and Accent Color Sciences, Inc. (7).

     10.29 Letter dated July 21, 1999 containing variations to agreement between Accent Color and SET dated Aug. 27, 1997
             (7).

     10.30   Form of Securities Purchase Agreement dated as of Nov. 30,
             1999 (8).

     10.31   Form of Warrant Agreement dated as of Nov. 30, 1999 (8).

     10.32   Form of Registration Rights Agreement dated as of Nov. 30,
             1999 (8).

      23.1   Consent of Murtha, Cullina, Richter and Pinney LLP (1).

      23.2   Consent of PricewaterhouseCoopers LLP (filed herewith).

       24 Power of attorney pursuant to which this registration statement is signed by our directors (8).

(1) previously filed.

(2) incorporated by reference from Accent Color's registration statement on Form S-3 (file no. 333-43467) filed on Dec. 30, 1997, as amended.

(3) incorporated by reference from Accent Color's registration statement (file no. 333-14043) on Form S-1 filed on Oct. 15, 1996, as amended.

(4) incorporated by reference from Accent Color's registration statement (file no. 333-45321) on Form S-3 filed on Jan. 30, 1998, as amended.

(5) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended June 30, 1998.

(6) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended Sept. 30, 1998.

(7) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the period ended Sept. 30, 1999.

(8) incorporated by reference from Accent Color's registration statement (file no. 333-30130) on Form S-3 filed on Feb. 11, 2000.